

August 24, 2012

Via E-mail
James H. Bathon
Chief Legal Officer
Banco Santander, S.A.
45 E. 53rd Street
New York, NY 10022

> **Re: Santander Mexico Financial Group, S.A.B. de C.V.**
> **Registration Statement on Form F-1**
> **Filed August 17, 2012**
> **File No. 333-183409**

Dear Mr. Bathon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Page numbers referenced in this letter correspond to the page numbers in the marked version of the registration statement.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Prospectus Summary, page 1

Continuous expansion of the middle class, page 4

1. We note your response to the first bullet of prior comment 3 and the information that you have provided in support of your statements. Since you are unable to provide more current information than data from 2006 for the statements made in this section and data from 2010 for the statements made on page 137, please delete the references to "continuous" growth and indicate the time periods to which you are referring.

Efficient and business-oriented operational platform, page 4

2.   We note your revisions to this section. Please disclose the peer group with which you have compared your efficiency ratio. Please also explain how you concluded that your "operational platform efficiently combines modern business-oriented IT, [y]our multichannel distribution strategy and well-developed customer relationship management tools…" as a result of comparing your efficiency ratio with other financial groups.

Strong and sustainable funding and capitalization profile, page 5

3.   We note your response to the third bullet of prior comment 3 and your disclosure on page 179, which indicates that your Tier 1 capital ratio is at or near the median of your peer group. Please add balancing disclosure to clarify and provide context to your statement that your capitalization levels are "attractive."

Our Corporate Structure, page 8

4.   Refer to your response to prior comment 6. In order to increase the transparency of your disclosure, please expand your discussion here and on page 146 to disclose the factors driving the significant difference between total shareholders' equity for your three subsidiaries and total shareholders' equity in your June 30, 2012 condensed consolidated financial statements reported in accordance with IFRS.

Gestión Santander, page 9

5.   Please expand your disclosure to address the following.

•   Explain what you mean when you say that your Board of Directors "resolved to consider" the divestiture.

•   Disclose the intended timing of the global internal reorganization.

Our Parent may be required to post Series F shares…, page 38

6.   Please revise the caption and the risk factor to clarify that it may be applicable to Series B shares, including shares and ADSs purchased in this offering.

Use of Proceeds, page 51

7.   We note your revisions to this section and your disclosure on page 279. Please disclose the amount to be offered and proceeds to be received by each selling shareholder, assuming full exercise of the overallotment option.

Net Interest Income, page 81

8.   We note your disclosure on page 83 that indicates you have certain mortgage products with lower effective rates resulting from a feature whereby you forgive one installment on the loan per year, provided the customer timely pays installments on the loan. Please address the following.

- Revise your disclosure to address your accounting for this product. For example, discuss how and when the payment forgiveness is recognized on this portfolio, the data used to estimate the effects of the program on the yield, and how changes in expectations are reflected in the yield.

- Discuss the types of borrowers and underwriting standards applied to this loan product. For example, your disclosure indicates that this program was offered on certain mortgage products; therefore, clarify if the product was offered to higher credit worthy customers, on lower LTV loan products, or based on other credit-related criteria.

- Quantify the percentage of your loan portfolio that has this type of installment forgiveness feature.

- Clarify whether a borrower that misses one payment per year, and thus is not eligible for the installment forgiveness that year, could make all payments on a timely basis the following year and still be eligible under the program.

- Provide an indication of the percentage of the customers under the program that meet the program terms to have the installment payment forgiven each year. As part of your expanded discussion, please discuss whether there have been any trends in the number of borrowers meeting the program terms.

Provisions (Net), page 91

9.   We note your revised disclosure on page 106 regarding the reduction in the provision for off-balance sheet risk in 2011 and your disclosure on page 91 regarding the further reduction in the provision for off-balance sheet risk in 2012. You indicate here that the reduction in 2012 is related to the reduction of undrawn credit lines and an improvement in the probability of default; on page 106, you indicate that in 2011 the reduction is at least partially related to the reduction of undrawn credit lines. We also note your disclosure on page 91 that shows a 35.23% increase in non-performing revolving consumer credit card loans that you state is due to an increase in the volume of the portfolio. Please revise your disclosure to explain the nature of your off-balance sheet risk, and quantify the types of risk related to your lines of credit. Specifically, address how much of your undrawn credit lines for each period presented is comprised of undrawn credit card lines. To the extent that credit cards make up a large portion of these

off-balance sheet amounts, please reconcile your disclosures that credit card volume is increasing while lines of credit are declining, and credit card non-performing loans are increasing while the probability of default for lines of credit is declining.

Share Compensation Plan, page 276

Proposed Share Compensation Plan in Shares of Grupo Financiero Santander Mexico, page 277

10.   Please tell us the following information related to your issuance of rights to receive Series B shares to your employees:

- how you plan to account for the issuance of these rights;

- whether you have granted any rights under the new plan at this point, and if so, how many and when, given that you have not finalized all of the details or documentation for the plan;

- whether you plan to grant any rights under the plan prior to the completion of the offering;

- whether the trust and Mexican multiple-purpose banking institution will buy the exact number of shares expected to be granted under the new plan at the time of first grant; and

- whether the 300 senior executives expected to be covered under the plan are also covered under Plan I-14, or whether the reference on page 277 in the Plan I-14 discussion that states that "a certain group of executives is not eligible under this plan" is referring to these 300 executives that will be covered under the new proposed share compensation plan.

Loans to Our Directors and Executive Officers, page 282

11.   We note your response to prior comment 16. Please expand your disclosure as follows:

- Indicate, if true, that the loans to your directors discussed in the first paragraph were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons not related to the lender.

- Disclose the material terms that differentiate the loans to undisclosed officers from those made in the ordinary course of business, on substantially the same terms as those prevailing at the time for transactions with unrelated persons.

Index to Financial Statements, page F-1

Unaudited Consolidated Statements of Comprehensive Income for the Six-Month..., page F-4

12.   We note that you have not recognized any amount related to "amounts transferred to the income statement" for your cash flow hedges during the six months ended June 30, 2011 or 2012 (or during the years ended December 31, 2010 and 2011). In light of your disclosure on page F-117 that you estimate the cash flows which are hedged as forecasted transactions will affect results during the period from January 2012 to December 2025, please tell us why you have not recognized any amount related to your cash flow hedges in the income statement.

Notes to the Unaudited Condensed Consolidated Financial Statements, page F-7

Financial assets, page F-18

(b) Valuation adjustments for impairment of financial assets, page F-20

Loans and receivables, page F-20

13.   We note your disclosure that there was a decrease in the probability of default during the six months ended June 30, 2011 for your credit card portfolio which was due primarily to a reduction in delinquencies. You also state that the probability of default did not change materially during the six month period ended June 30, 2012. Please respond to the following.

- Tell us and disclose why your probability of default has remained stable during this period when your credit card non-performing loan (NPL) ratio has varied substantially over a short period. For example, your credit NPL ratio was 4.12% at June 30, 2011 (per page 94), 3.11% at December 31, 2011 (per page 161), and 4.36% as of June 30, 2012 (per page 94).

- Disclose in Management's Discussion and Analysis the key drivers of the significant changes in the NPL ratio over the past year.

- Clarify your disclosure on page 91, where you state that your portfolio growth in the first half of 2011 had relatively more NPLs than loans originated prior to June 30, 2011. It is unclear why you go on to state that you have made credit policy adjustments to bring 2012 loan vintages back to 2011 levels, given that you experienced more NPLs on originations from the first half of 2011. Additionally, clarify how the increase in NPLs on originations in the first half of 2011 relates to the disclosure on page 106 where you state that provision for off-balance sheet risk was reduced during 2011 due in part to factors in credit cards, including tightening of the credit policy and implementation of new credit scores that allowed you to manage your credit lines proactively by decreasing credit lines for high-risk customers.

- Clarify when the credit policy adjustments were made. Specifically, we note your disclosure on page 91 that they were made in 2012 to bring the loan vintages back down to 2011 levels. We also note your disclosure on page 106 implying that in 2011 you were using a new credit policy that had tightened approval rates from 40% to 15% and resulted in lower expected loss.

- Discuss the drivers of the decrease in the credit card non-performing loan coverage ratio (allowance for impairment losses/non-performing loans), but an increase in the charge-off coverage ratio for credit cards (allowance for impairment losses/charge-offs). In this regard, we note that your NPL coverage ratio for credit cards has moved from 2.83% at December 31, 2010, to 2.67% at June 30, 2011, to 2.76% at December 31, 2011, to only 2.03% at June 30, 2012. However, your charge-off coverage ratio for credit cards based on six-months of data appears to have increased from 1.16% at December 31, 2010, to 1.36% at June 30, 2011, to 1.28% at December 31, 2011 to 1.82% at June 30, 2012.

8. Tangible assets, page F-22

14.   We note that you recorded a Ps. 1.73 billion gain on the sale and subsequent leaseback agreement with Fibra Uno. Please tell us how you considered paragraphs 10 – 12 of IAS 17 in determining that this lease agreement resulted in an operating lease. Specifically, address how you considered paragraphs 10(c) and 10(d) regarding the lease term and the present value of the minimum lease payments at the inception of the lease. Additionally, please tell us whether the sales price of the 220 properties for the amount of Ps. 3.334 billion was determined to be at fair value. Refer to paragraph 61 of IAS 17.

11. Provisions, page F-29

d) Other disclosures, page F-30

15.   We note your response to prior comment 26. It appears that you continue to disclose in your condensed consolidated financial statements on page F-30 that the amount of the projected benefits obligation was calculated by your external actuaries. If this reference is retained and attributed to the third party actuaries, please revise your disclosure to name the third party expert firm(s), and provide a currently dated and signed consent from each party. Refer to Rule 436 of Regulation C.

James H. Bathon
Banco Santander, S.A.
August 24, 2012
Page 7

12. Loans and advances to customers, page F-109

e) Renegotiated loans, page F-113

16.   Refer to your response to prior comment 21. Please revise your disclosure to address the following related to renegotiated loans.

- On page 232, discuss the reason for the Ps. 1.582 billion decrease in cumulative renegotiated credit card loans from December 31, 2011 to June 30, 2012.

- It appears that your renegotiated loans to a major multinational producer of cement, as well as to a Mexican state government entity, represented loans to borrowers that were experiencing financial difficulties. We believe that renegotiated loans to borrowers that are experiencing financial difficulties should be clearly disclosed. As such, on page F-113, please include the tabular disclosure that you included on page 13 of your response so that these two columns of renegotiated loans are presented in your Note 12(e) disclosure (instead of the "performing" column heading) as well as the impaired loan column. Also, please re-evaluate your remaining renegotiated loans in the currently existing "performing" category and revise to re-classify any other loans where the borrowers were experiencing financial difficulties at the time of renegotiation, regardless of whether the loan was current as to principal and interest, into the column labeled "due to concerns about the current or potential credit deterioration." We believe that this would, at a minimum, include loans to the major multinational producer of cement and the Mexican state government entity that you discussed in your response letter.

- On page 204, you disclose a 70% success rate for your restructured business installment loans. Please disclose how this was calculated, and address the following:

  - whether the calculation is based on the Peso amount of the loans or the quantity of loans;

  - the time period that this success rate covers; and

  - whether the percentage is based on just the "performing loans" that were renegotiated or the total amount of renegotiated loans.

- Describe the categories of loans covered by the title "restructured business installment loans" so that a user can see how it reconciles to the renegotiated loan categories on page F-113.

- As part of your revised disclosure, please consider providing the following.

    - Provide more than one success rate for different points in time. For example, 18 months after restructuring, X% of the loans are current, 12 months after restructuring, X% of the loans are current, and 6 months after restructuring, X% are current.

    - To the extent that there are different trends in the success rates for the loans renegotiated due to concerns about credit (including impaired loans), and loans renegotiated due to factors other than concerns about credit, please state that fact and provide separate success rates for each category.

- Disclose how you incorporate the historical success rates of your loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to other factors into your allowance for credit losses, and discuss whether you use a combined rate for those two types of renegotiated loans or separate success rates.

f) Maximum exposure to credit risk and credit quality information, page F-114

17.   Refer to your response to prior comments 22 and 23, and please revise your disclosure to address the following.

- State your recovery success in cases where you were initially denied recovery on guarantees (e.g., 84% in 2010 and 49% in 2011).

- To provide context for your recovery success rates, please consider providing additional data as to the percentage of the guarantees that were initially denied recovery versus the guarantee payments that were successfully received upon initial request.

- We note that you have disclosed how the credit ratings of guarantors affect your loan impairment reserves, but clarify how your recovery rates related to guarantees impact the timing and amount of your loan impairment reserves. Given the significant discrepancy between the recovery ratio in 2010 and 2011, it appears that there could be significant delays in the timing of the receipt of the recoveries from the guarantors. Please specifically address how such delays are factored into the allowance estimate.

18.   Refer to your response to prior comment 23. It appears that you classify guarantees as either collection rights or guarantees. Please revise your disclosure to clarify the nature of credit enhancements classified as collection rights and guarantees, and explain how those categories differ.

Intangible assets – Goodwill, page F-130

(c) Impairment test, page F-131

19.   Refer to your response to prior comment 25, where you state that your equity risk premium of 5.79% was obtained by adding the US equity risk premium rate to the country risk premium for Mexico of 0.7%. However, we note that the equity risk premium for Mexico is 2.25% as per the data source that you previously disclosed and not 0.7%. It appears to us that your goodwill impairment analysis should be based on the equity risk premium for the primary environment in which you operate (in Mexico). Therefore, please provide us with the impact to your goodwill impairment analysis, as of the most recent testing date, of utilizing an equity risk premium that is more reflective of your primary operating environment in Mexico, and revise your disclosures accordingly. Additionally, please confirm that you will continue to use this more reflective rate going forward for your goodwill impairment tests and disclose the date that you perform your annual goodwill impairment test.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James H. Bathon
Banco Santander, S.A.
August 24, 2012
Page 10

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant

cc: Nicholas A. Kronfeld — Davis Polk & Wardwell LLP